Exhibit 99.1

Nano Dimension Announces New DragonFly IV 3D-Printer

and FLIGHT Software Package.

Creates Breakthrough in Additively Manufactured Electronics (AME)

●	DragonFly IV enables manufacturing of new classes of High-Performance Electronic Devices (Hi-PEDs®)

●	FLIGHT software provides end-to-end, complete design-to-manufacturing process for Additively Manufactured Electronics

Sunrise, Florida, November 8, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (“Nano Dimension”, Nasdaq: NNDM), an industry-leader in Additively Manufactured Electronics (AME), Printed Electronics (PE), and Micro Additive Manufacturing (Micro-AM), today introduces its new DragonFly IV printer and FLIGHT software platform.

Nano Dimension is the leading provider of intelligent machines for the fabrication of AME. The new DragonFly IV system, combined with FLIGHT software, delivers new levels of quality, efficiency, and print resolution in the 3D printed electronics sector - providing increased flexibility to design any 3D geometry and create innovative new products.

DragonFly IV is a Dielectric & Conductive-Materials Additive Manufacturing System aimed for fabrication of High-Performance Electronic Devices (Hi-PEDs®) by depositing the proprietary materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electro-mechanical components.

J.A.M.E.S GmbH from Munich, Germany, is a joint venture with Hensoldt and a DragonFly IV beta-customer. Its Chief Executive Officer, Andreas Muller, commented: “The DragonFly IV is a milestone within the evolution of AME technology. Nano Dimension’s latest system, combined with the new FLIGHT software, enables the completion of complex jobs like no other AME system before. The J.A.M.E.S electronic design engineers’ community will greatly benefit from better access to AME solutions enabled by the FLIGHT software platform and the first-of-a-kind collaboration of ECAD/MCAD 3D design and testing.”

DragonFly IV 3D-AME Printer

DragonFly IV delivers improved accuracy of traces, spacing, and vias, improved PCB product quality, and the ability to design and produce 3D Hi-PEDs® in a one-step production process.

New capabilities include:

●	Integration with Nano Dimension’s new FLIGHT software

●	Integration of 3D elements in PCB

●	3D designed Hi-PEDs®

●	Support of HDI level elements

●	75µm traces; 100µm spacing; 150µm via

●	Enhanced print quality, optimizing yield with predictable conductivity

●	Low thickness variation <5%

“DragonFly IV is the latest innovation in our present line of AME products. Combined with the FLIGHT software, it expands the electronic & mechanical performance envelop of AME devices and the fabrication ability thereof” said Yoav Stern, Chairman and Chief Executive Officer of Nano Dimension. “With the ability to leverage rapid and environmentally friendly additive manufacturing processes, customers can change and metamorphose form, fit, and function. DragonFly IV will enable agile and rapid customization and personalization, as well as allows for the innovative structuring of electronics in the third dimension. Nano Dimension is bringing a completely new design and fabrication paradigms shifts to the electronics industry.”

FLIGHT Software Package

Nano Dimension’s new FLIGHT software suite provides a comprehensive first-of-a-kind ability to incorporate ECAD designs into real 3D MCAD designs, as well as intelligent verification, slicing, and job control solutions. FLIGHT enables the 3D design of electrical and mechanical features in 3-dimensions while ensuring that the new product designs comply with the system’s requirements and can then proceed directly to fabrication on the DragonFly IV.

The Flight Software Suite consists of 3 components:

1-FLIGHT Plan: Allows designers to develop viable 3D AME using both existing 2D design data, and novel 3D data. Tests show that this reduces the 3D AME design time by up to 10 times.

●	Integrates 3D MCAD and ECAD capabilities for 3D Electro-Mechanical design

●	Imports existing designs from major ECAD systems

●	Enables the use of customers’ existing design tools

2-FLIGHT Check: This application enables design rule checks so that the designs meet the DragonFly IV requirements and are ready for printing.

●	Unifies design rules for ECAD that meet the constraints of DragonFly IV

●	Reduces design iteration cycles

3-FLIGHT Control: Delivers an entirely new pre-production solution that enables concurrent fabrication of both 2D and 3D multi-material Hi- PEDs®, improving productivity.

●	Integrates system and job management toolsets

●	Supports new file formats (STL & ODB++)

●	Improves user experience through better rendering accuracy and user interface

Availability

Both DragonFly IV and FLIGHT are available for order. To find out more, visit Nano Dimension at the productronica show, which will take place on November 16-19, 2021, in Munich, Germany, or at (website link for products).

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform the electronics and similar additive manufacturing sectors through the development and delivery of environmentally friendly and economically efficient additive manufacturing, Industry 4.0 solution, while enabling a one-production-step-conversion of digital designs into functioning devices - on-demand, anytime, anywhere.

Nano Dimension plans to execute on this vision by building an eco-friendly and intelligent distributed network of additively manufacturing self-learning & self-improving systems, which are designed to deliver a superior ROI to their owners as well as to Nano Dimension shareholders and stakeholders.

The DragonFly IV® system serves cross-industry High-Performance Electronic Devices (Hi-PEDs®) fabrication needs, by depositing proprietary conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers, and electromechanical components. The outcomes are Hi-PEDs® which are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. These products enable iterative development, IP safety, fast time-to-market, and device performance gains. With DragonFly IV®, a revolution happens at the click of a button, allowing customers to go from CAD to a functional device in a matter of hours instead of weeks; creating products with better performance; reducing the size and weight of electronic parts and devices; enabling innovation; and, critically important, protecting IP, all the while limiting environmental pollution and chemical waste.

Nano Dimension’s Fabrica 2.0 micro additive manufacturing system enables the production of microparts based on a Digital Light Processor (DLP) engine that achieves repeatable micron levels resolution. The Fabrica 2.0 is engineered with a patented array of sensors that allows a closed feedback loop, using proprietary materials to achieve very high accuracy while remaining a cost-effective mass manufacturing solution. It is used in the areas of micron-level resolution of medical devices, micro-optics, semi-conductors, micro-electronics, micro-electro-mechanical systems (MEMS), microfluidics, and life sciences instruments.

For more information, please visit www.nano-di.com.

In November 2021, Nano Dimension announced the acquisition of Essemtec AG, located in Lucerne Canton, Switzerland. Essemtec develops production equipment for electronic assembly. The company’s core business is in adaptive, highly flexible SMT pick-and-place equipment, materials dispenser suitable for both high speed dispensing and micro dispensing as well as an intelligent production material storage and logistics system. Read more at: https://investors.nano-di.com/press-releases/news-details/2021/Nano-Dimension-Acquires-Essemtec-AG-Surface-Mount-Pick--Place-Systems-Supplier-for-the-PCB-and-OEM-Industries/default.aspx

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the benefits of the DragonFly IV system and FLIGHT software, that the J.A.M.E.S community will greatly benefit from a better access to AME solutions enabled by the FLIGHT software platform, that DragonFly IV will enable agile and rapid customization or personalization, and that Nano Dimension is bringing a completely new paradigm of opportunity to the electronics industry. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 11, 2021, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry

RedChip Companies Inc.

Dave@redchip.com

407-491-4498 or 1-800-RED-CHIP (733-2447)

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